EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation or Organization

Barber-Nichols, LLC	Colorado, USA

P3 Technologies, LLC	Florida, USA

FlackTek Manufacturing, LLC	Delaware, USA

FlackTek Sales, LLC	Delaware, USA

Graham Vacuum and Heat Transfer Technology (Suzhou) Co. Ltd.	People's Republic of China

Graham India Private Limited	Republic of India